Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Item 9A—Controls and Procedures” and to the incorporation by reference in the Registration Statements (Form S-3 No. 333-118691, Form S-8 Nos. 333-63451, 333-62910, 333-97163, 333-63453 and 333-120539) of Charles River Associates Incorporated and in the related Prospectus of our reports dated February 9, 2005, with respect to the consolidated financial statements of Charles River Associates Incorporated, Charles River Associates Incorporated  management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Charles River Associates Incorporated, included in Amendment No. 1 to the Annual Report (Form 10-K/A) for the year ended November 27, 2004.

/s/ ERNST & YOUNG LLP
Boston, Massachusetts
February 17, 2005